Exhibit 99.1

RELEVANT FACT

The Management of the GERDAU group (“Gerdau”), in accordance with Article 157, paragraph 4 of Law 6404/76 and CVM Instruction 358/02, hereby announces that the Company is currently analyzing corporate restructuring options involving Gerdau and its subsidiary Aços Villares S.A. with the aim of capturing synergies, always in line with the interests of the companies involved and their respective shareholders.

Within the options under evaluation and based on the prices of Villares’ and Gerdau S.A.’s shares in the last 12 months, Management estimates an initial share exchange ratio of around 26 to 30 Villares’ shares for each Gerdau S.A. share, said exchange ratio being still subject to evaluation by an independent consulting firm and to compliance with the applicable corporate requirements, according to the structure finally adopted for the reorganization.

Once the corporate restructuring is decided, the Company will inform the market through a new Relevant Fact. However, the Company cannot give any assurance on when, or if, said restructuring will take place.

Rio de Janeiro, November 13, 2009

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer